ENABLE MIDSTREAM PARTNERS, LP

One Leadership Square

211 North Robinson Avenue, Suite 950

Oklahoma City, Oklahoma 73102

March 17, 2014

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:	Enable Midstream Partners, LP

Amendment No. 2 to Registration Statement on Form S-1

Filed February 24, 2014

File No. 333-192542

Ladies and Gentlemen:

Set forth below are the responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2014 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on November 26, 2013, File No. 333-192542 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission

March 17, 2014

Summary Historical and Pro Forma Financial and Operating Data, page 19

1.	We note your use of the line item name “Basic and diluted earnings per limited partner unit” within summary historical and pro forma financial and operating data on page 21, selected historical and pro forma financial and operating data on page 98, and the combined and consolidated statements of income on page F-16. We also note the reference to Note 1 on the “Limited partners’ interest in net income attributable to Enable Midstream Partners, LP” line item on page F-16. Please revise throughout to ensure prominent disclosure is made, either through a footnote or another method you believe best highlights the difference, to convey to a reader that the amounts presented within the limited partners’ interest in net income attributable to the controlling interest and earnings per unit line items relate to a portion of as opposed to all of the fiscal year ended December 31, 2013.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 21, 100 and F-4 of Amendment No. 3.

2.	It is our understanding that the “Basic and diluted earnings per limited partner unit” line item will present historical and pro forma earnings per common limited partner unit once fully populated within summary historical and pro forma financial and operating data on page 21, selected historical and pro forma financial and operating data on page 98, and the pro forma statements of income on pages F-4 and F-11. Please tell us why you believe the current name of the line item is preferable to one that specifically refers to common limited partner units given your outstanding limited equity interests will consist of both subordinated and common limited partner unit classes.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 21, 100, F-4 and F-11 of Amendment No. 3.

Cash Distribution Policy and Restrictions on Distributions, page 65

3.	Please tell us whether the specific calculation of “distributable cash flow” is defined in your partnership agreements and respond to the following comments:

•	If so, please provide us with the applicable sections of the documents that clearly define this term or point us to the specific sections of your exhibits that we should review, and revise disclosures such as the last paragraph on page 68 which may imply that while operating surplus is a defined term in your partnership agreements, distributable cash flow is not.

Securities and Exchange Commission

March 17, 2014

•	If the calculation of distributable cash flow is not defined in detail within your partnership agreements, please explain to us how you determined the appropriate calculation of this measure for purposes of the information presented in this filing, including explaining in detail how the calculation presented compares to operating surplus. In this circumstance, showing us a hypothetical example of the calculation of operating surplus and related calculation of distributable cash flow may help us to better understand this matter.

Response: Distributable cash flow (“DCF”) is not defined in our partnership agreement, and we have revised the disclosure on page 68 to clarify this point. We present DCF in our registration statement to provide investors with an indication of the amount of cash we generate from the operation of our business, which is the principal source of cash from which we pay distributions to our unitholders.

We calculate DCF as Adjusted EBITDA less interest expense and maintenance capital expenditures. Our calculation of DCF is detailed on a pro forma basis for the year ended December 31, 2013 and the twelve months ending March 31, 2015 on pages 68-74 and reconciled to net income and Adjusted EBITDA on pages 24 and 101.

Our partnership agreement uses the defined term “available cash” to mean the cash that we will be required to distribute each quarter (this is described on page 65 and 84). Our partnership agreement uses the defined term “operating surplus” to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners (this is described on page 68 and pages 85-87). DCF is widely used by companies and investors in master limited partnerships (“MLPs”) to approximate operating surplus on a quarterly or annual, rather than a cumulative, basis. Operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date). In addition, our management uses DCF as a measure of liquidity to assess our ability to generate sufficient cash flow to make distributions to our partners. Further, the presentation of forecasted and pro forma Adjusted EBITDA and DCF in MLP initial public offering registration statements has been a well-established practice for many years and is familiar to MLP investors.

In response to the Staff’s request, we have included as Exhibit 1 hereto an illustration of the calculation of pro forma DCF for the year ended December 31, 2013 and operating surplus. This calculation is provided for illustrative purposes, as we have not historically tracked operating surplus. As shown in the calculation, DCF closely approximates operating surplus for the referenced period. However, in contrast to DCF, which is derived from adjusting net income for relevant cash and non-cash items, operating surplus is a cash receipts and expenditures concept, adjusted by working capital borrowings and cash reserves to indicate the amount of cash we generate by the operation of our business. We have assumed there are no working capital borrowings or cash reserves for the purposes of this illustrative calculation.

Securities and Exchange Commission

March 17, 2014

4.	We note that a significant component of your distributable cash flow calculation is maintenance capital expenditures, which reduce the cash flow available for distribution to your unitholders. Since we understand that the definition of this term may vary within the industry, please tell us your definition of maintenance capital expenditures. Specifically, please clarify what you are maintaining: a specific level of net assets, throughput, capacity, profitability, etc. Since we understand that the definition of this term may vary, please also tell us how you considered clarifying this matter to your investors.

Response: We define maintenance capital expenditures as cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our asset base, operating capacity or operating income. We provide this definition in our registration statement on page 70, 73, 87 and 115. In order to clarify the definition, we also provide examples on page 70, 73 and 87 of items that would be considered maintenance capital expenditures.

In response to our telephone conversation with the Staff, we have included as Exhibit 2 hereto examples of expenditures that would fit each of the three categories described in the definition of maintenance capital expenditures. As discussed, some of these examples may implicate more than one of our three categories. These examples are provided for illustrative purposes only.

5.	You present unaudited pro forma distributable cash flow for the year ended December 31, 2013 and estimated distributable cash flow for the twelve months ending March 31, 2015. Please tell us whether you believe anything has occurred or will occur during the period of January 1, 2014 through March 31, 2014 that would differ materially from what is presented in this section of the registration statement. If so, please revise your disclosure to clarify this for your investors.

Response: We acknowledge the Staff’s comment and respectfully submit that we believe nothing has occurred or will occur during the period of January 1, 2014 through March 31, 2014 that would differ materially from what is presented in this section of the Registration Statement.

Securities and Exchange Commission

March 17, 2014

Enable Midstream Partners, LP

Unaudited Pro Forma Condensed Combined Statement of Income, page F-4

6.	You disclose on page 9 that in connection with the offering you plan to convert a certain number of common units into subordinated units. We note the number of units as well as pro forma earnings per unit have yet to be populated in the registration statement. We further note your disclosure on pages F-8 and F-14 that for the purposes of calculating earnings per common unit, you have assumed pro forma cash distributions are equal to the pro forma net income attributable to the partnership. As you will have multiple classes of equity interests that may participate in partnership distributions, please tell us how you also considered subordinated units as well as incentive distribution rights in calculating pro forma earnings per common unit under the two-class method. Refer to ASC 260-10-45-59A through 70 and 260-10-45-71 through 73.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement. Please see pages 21, 100, F-4, F-8, F-11 and F-14 of Amendment No. 3.

Financial Statements for the Year Ended December 31, 2013, page F-15

Notes to the Combined and Consolidated Financial Statements, page F-21

(1) Summary of Significant Accounting Policies, page F-21

Earnings per Limited Partner Unit, page F-23

7.	You disclose you assumed that cash distributions were equal to the limited partners’ interest in net income attributable to Enable Midstream Partners, L.P. Please explain how you considered incentive distribution rights in calculating earnings per common unit, and whether you believe this assumption complies with the two-class method of calculating earnings per unit. Please cite relevant U.S. GAAP in your response.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have considered the guidance in ASC 260-10-45-71 through 73, which addresses the treatment of incentive distribution rights. During the periods presented, the incentive distribution rights do not result in an allocation of earnings because these rights do not receive an allocation of net income or distributable cash flows prior to an initial public offering, which would result in zero presented for such periods.

Securities and Exchange Commission

March 17, 2014

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788, Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734 or Robert J. Joseph of Jones Day at (312) 269-4176.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ Lynn L. Bourdon, III
Lynn L. Bourdon, III
President and Chief Executive Officer

Enclosures

CC:	Dietrich A. King, Securities and Exchange Commission

Jennifer Lopez-Molina, Securities and Exchange Commission

Jarrett Torno, Securities and Exchange Commission

Jennifer Thompson, Securities and Exchange Commission

Gerald M. Spedale, Baker Botts L.L.P.

Jason A. Rocha, Baker Botts L.L.P.

Robert J. Joseph, Jones Day

Sean T. Wheeler, Latham & Watkins LLP

Ryan J. Maierson, Latham & Watkins LLP

Enable Midstream Partners, LP

Exhibit 1

Illustrative Unaudited Net Income to

Operating Surplus

reconciliation

Year ended December 31, 2013

Calculation of Pro Forma Distributable Cash Flow	Amount
Pro Forma Net Income attributable to Enable Midstream	$451
Add:
Depreciation and amortization	269
Interest expense, net	49
Income tax expense	4
Pro Forma EBITDA	$773
Add:
Impairment	12
Distributions from equity method affiliates—SESH	16
Less:
Equity in earnings of equity method affiliates—SESH	(12)
Gain on disposition	(10)
Pro Forma Adjusted EBITDA	$779
Less:
Adjusted interest expense, net	(61)
Expansion capital expenditures	(571)
Maintenance capital expenditures	(174)
Incremental operation and maintenance expense of being a public entity	(3)
Demand fees associated with legacy marketing business loss contracts	(10)
Add:
Borrowings to fund demand fees associated with legacy contracts above	10
Borrowings to fund expansion capital expenditures	571
Pro Forma Distributable Cash Flow	$541

Calculation of Pro Forma Operating Surplus	Amount
Historical Net cash provided by Enable Midstream operating activities	$648
Add:
Historical Net cash provided by Enogex (pre-formation) operating activities	40
Interest Expense, net—pro forma adjustment	9
Interest Expense, net—pro forma adjustment non-cash portion	(12)
Equity in earnings of equity method affiliates—SESH pro forma adjustment	3
Less:
Distributions from equity method affiliates—SESH pro forma adjustment	(8)
Pro forma Net cash provided by Enable Midstream operating activities	$680
Add:
Changes in Enable Midstream working capital	11
Changes in Enogex (pre-formation) working capital	20
Borrowings to fund demand fees associated with legacy contracts	10
Income tax expense	4
Less:
Maintenance capital expenditures	(174)
Incremental operation and maintenance expense of being a public entity	(3)
Pro Forma Operating Surplus	$548

Exhibit 2

Maintenance Capital Expenditure Examples

Below are examples of expenditures that would fit each of the three categories described in the definition of maintenance capital expenditures. As discussed, some of these examples may implicate more than one of our three categories. These examples are provided for illustrative purposes only.

•	We expect that expenditures related to general asset additions or replacements (such as administrative buildings and facilities), computer software, furniture fixtures and equipment or fleet not associated with new volumes, revenues or system capacity would be categorized as maintaining our asset base.

•	We expect that general repair activities that meet the capitalization criteria under US GAAP, such as the replacement of a section of pipe, valve or compressor, that are required to operate the asset in question would be categorized as maintaining our operating capacity.

•	We expect that the replacement of an asset that meets the capitalization criteria under US GAAP and that preserves a level of efficiency provided by the asset, such as the replacement of an expander at a cryogenic processing plant, would be categorized as maintaining our operating income. In this example, there would be no meaningful difference in capacity of the asset as a result of the replacement, as processing plants can operate in either “JT” or “expander” modes; however, the efficiency of the plant would be maintained if the expander is in operation, which would maintain the operating income.

It is important to note that the examples cited above are not an exhaustive list of items that could fit the three categories. Also, it is likely that many of the maintenance capital expenditures we undertake could fit under more than one of the categories in the definition of maintenance capital expenditures provided in our partnership agreement.